Concordia International Corp. Comments on CMA’s Decision To Close Its Investigation Of Fusidic Acid
OAKVILLE, ON, February 15, 2018 – Concordia International Corp. ("Concordia" or the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced that the UK Competition and Markets Authority (CMA) has notified the Company that it is closing its investigation related to Fusidic Acid eye drops.
Fusidic Acid eye drops is a Concordia medicine used to treat conjunctivitis. The CMA notified Concordia in October 2016 that it was investigating some of the Company’s products over matters related to pricing. Fusidic Acid eye drops was one of those products.
The Company commented, "Concordia has been consistent in its belief that competition law in the UK has not been infringed, including in relation to the pricing of our medicines. We have engaged in open and transparent communication with the CMA on these matters, and this dialogue has resulted in the CMA closing its investigation into Fusidic Acid eye drops. We will continue to work constructively with the CMA on the remaining open matters to seek joint resolution of those.”
The CMA updated its own disclosure today related to Fusidic Acid eye drops, which can be found here:
https://www.gov.uk/cma-cases/pharmaceutical-sector-anti-competitive-conduct

About Concordia

Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the CMA investigation, Concordia's belief that it has not breached competition laws, the potential outcomes of the CMA investigation, Concordia's intent to continue to work constructively with the CMA in its investigation, Concordia’s focus on becoming a leader in European specialty, off patent medicines and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the failure to comply with applicable laws, the fact that the CMA may reopen its investigation into Fusidic Acid at a later date, an infringement decision being reached by the CMA, the costs associated with defending against the CMA investigation, risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, follow-on claims that may be faced by Concordia in respect of regulatory investigations, Concordia’s inability or delay in implementing its strategic plan, including with respect to becoming a leader in European specialty, off patent medicines, Concordia's securities, increased indebtedness and leverage, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its International and North America segments), general economic and stock market conditions, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com